CORPORATE OFFICE
37 North Valley Road, Building 4, P.O. Box 1764
Paoli, PA 19301-0801 U.S.A.
Telephone: 610-647-2121 Fax: 610-647-0211
December 3, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Kate Tillan
Dear Ms. Tillan:

Re:	AMETEK, Inc.
Form 10-K for the year ended December 31, 2006
Filed February 28, 2007
File No. 001-12981
Reference is made to the letter to Mr. John J. Molinelli dated November 16, 2007 from the Securities and Exchange Commission (the “Commission”) in which the Commission made certain comments regarding the above referenced Form 10-K (the “2006 10-K”) of AMETEK, Inc. (“AMETEK” or the “Company”) and requested that a specific revision be made to all future filings with the Commission. Set forth below is the Company’s response to the Commission’s comment.
Item 9A. Controls and Procedures
     Disclosure Controls and Procedures — page 66
1.	Commission’s comment — We note your statement that you maintain a system of disclosure controls and procedures that is “designed to provide reasonable assurance that information, which is required to be disclosed, is accumulated and communicated to management in a timely manner.” Please revise future filings to state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. In any event, you should not include the qualifying language that the disclosure controls and procedures are effective “in all material respects.” Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.
AMETEK’s Response
In future filings, we will disclose that our disclosure controls and procedures are effective. In response to this comment, in future filings we propose to replace the first paragraph of Item 9A Disclosure Controls and Procedures in its entirety with the following:

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     The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed, is accumulated and communicated to management in a timely manner. Under the supervision and with the participation of our management, including the Company’s principal executive officer and principal financial officer, we have evaluated the effectiveness of our system of disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of December 31, 20XX. Based on that evaluation, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level.
As requested by the Staff, AMETEK acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration. If you have further questions or comments, please address them to the undersigned.

Sincerely,
AMETEK, Inc.

/s/ Robert R. Mandos, Jr. Senior Vice President and Comptroller

cc:	Mr. Brian Cascio Ms. Kristin Lochhead Mr. John Molinelli Robert Feit, Esquire Todd Lenson, Esquire

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